Exhibit 21

List of Subsidiaries

The following is a list of the subsidiaries of FB Financial Corporation including the name of each subsidiary and its jurisdiction of incorporation:

Name	Jurisdiction Where Organized

FirstBank	Tennessee

FirstBank Insurance, Inc. (1)	Tennessee

First Holdings, Inc. (1)	Tennessee

RE Holdings, Inc. (1)	Tennessee

Investors Title Company (1)	Tennessee

(1) Subsidiary of First Bank